SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 5 April 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT
1.1       Transaction in Own Shares released on 2 March 2004
1.2       Transaction in Own Shares released on 3 March 2004
1.3       Transaction in Own Shares released on 4 March 2004
1.4       Director Shareholding released on 4 March 2004
1.5       Transaction in Own Shares released on 5 March 2004
1.6       Transaction in Own Shares released on 8 March 2004
1.7       Transaction in Own Shares released on 9 March 2004
1.8       Transaction in Own Shares released on 10 March 2004
1.9       Annual Report and Accounts released on 10 March 2004
2.0       Transaction in Own Shares released on 11 March 2004
2.1       Transaction in Own Shares released on 12 March 2004
2.2       Transaction in Own Shares released on 15 March 2004
2.3       Director Shareholding released on 15 March 2004
2.4       Director Shareholding released on 15 March 2004
2.5       Director Shareholding released on 16 March 2004
2.6       Transaction in Own Shares released on 17 March 2004
2.7       Transaction in Own Shares released on 18 March 2004
2.8       Director Shareholding released on 18 March 2004
2.9       Transaction in Own Shares released on 22 March 2004
3.0       Transaction in Own Shares released on 23 March 2004
3.1       Transaction in Own Shares released on 24 March 2004
3.2       Transaction in Own Shares released on 25 March 2004
3.3       Director Shareholding released on 25 March 2004
3.4       Director Shareholding released on 25 March 2004
3.5       Transaction in Own Shares released on 26 March 2004
3.6       Director Shareholding released on 1 April 2004

Exhibit 1.1

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  2nd March 2004



BP p.l.c.  announces  that on 1st March  2004,  it  purchased  for  cancellation
3,300,000 ordinary shares at prices between 433.75 pence and 439.0 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3rd March 2004

BP p.l.c. announces that on 2nd March 2004, it purchased for cancellation 6,000,000 ordinary shares at prices between 441.25 pence and 444.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4th March 2004

BP p.l.c. announces that on 3rd March 2004, it purchased for cancellation 7,300,000 ordinary shares at prices between 443.00 pence and 447.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.4

We were advised yesterday by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c., acquired 16 Ordinary Shares in BP p.l.c. at GBP4.2570 per share on 23 February 2004 through reinvestment of dividends on shares held by him in PEP plans.

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5th March 2004

BP p.l.c. announces that on 4th March 2004, it purchased for cancellation 7,300,000 ordinary shares at prices between 442.5 pence and 447.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8th March 2004

BP p.l.c. announces that on 5th March 2004, it purchased for cancellation 6,650,000 ordinary shares at prices between 443.25 pence and 449.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9th March 2004


BP p.l.c. announces that on 8th March 2004, it purchased for cancellation 2,750,000 ordinary shares at prices between 445.00 pence and 447.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10th March 2004


BP p.l.c. announces that on 9th March 2004, it purchased for cancellation 7,200,000 ordinary shares at prices between 442.25 pence and 446.75 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 1.9

Documents for the BP p.l.c. 2004 Annual General Meeting

Annual Report 2003
Annual Accounts 2003
Notice of 2004 Annual General Meeting
Proxy form
Shareholder information card

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

Exhibit 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11th March 2004

BP p.l.c. announces that on 10th March 2004, it purchased for cancellation 1,200,000 ordinary shares at prices between 444.25 pence and 454.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.   Tel : 020 7496 4717

Exhibit 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12th March 2004

BP p.l.c. announces that on 11th March 2004, it purchased for cancellation 10,100,000 ordinary shares at prices between 446.25 pence and 452.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.   Tel : 020 7496 4717

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15th March 2004

BP p.l.c. announces that on 12th March 2004, it purchased for cancellation 3,800,000 ordinary shares at prices between 437.25 pence and 444.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 2.3

We were advised today by Computershare Plan Managers that on 10 March 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.445 per share through participation in the BP ShareMatch UK Plan:-


Mr. R.L. Olver                      80 shares
Dr. A.B. Hayward                    80 shares
Mr. J.A. Manzoni                    80 shares

Exhibit 2.4

We were advised today by Dr B E Grote, a director of BP p.l.c., that on 12 March 2004 he exercised an option over 40,800 BP ADSs and sold them at $48.67 per ADS.

Exhibit 2.5

We were advised today by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 15 March 2004 @ GBP4.48746 per share, through the BP Dividend Reinvestment Plan:-


Sir Robin Nicholson                  32 shares
Dr. A.B. Hayward                    740 shares
Mr. J.A. Manzoni                    821 shares

Exhibit 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17th March 2004

BP p.l.c. announces that on 16th March 2004, it purchased for cancellation 3,650,000 ordinary shares at prices between 447.50 pence and 452.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18th March 2004

BP p.l.c. announces that on 17th March 2004, it purchased for cancellation 6,100,000 ordinary shares at prices between 444.50 pence and 448.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 2.8

We were advised yesterday by HSBC Trust Company (UK) Limited that Mr. R. L. Olver, a Director of BP p.l.c., acquired BP Ordinary shares through reinvestment of dividends on shares held by him in PEP and ISA plans as follows:



15 March 2004                        147 shares at GBP4.5075 per share

Exhibit 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 March 2004

BP p.l.c. announces that on 19 March 2004, it purchased for cancellation 4,850,000 ordinary shares at prices between 449.50 pence and 452.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.   Tel : 020 7496 4717

Exhibit 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 March 2004

BP p.l.c. announces that on 22 March 2004, it purchased for cancellation 4,800,000 ordinary shares at prices between 438.75 pence and 450.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 March 2004

BP p.l.c. announces that on 23 March 2004, it purchased for cancellation 7,400,000 ordinary shares at prices between 435.50 pence and 440.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 March 2004

BP p.l.c. announces that on 24 March 2004, it purchased for cancellation 5,000,000 ordinary shares at prices between 436.00 pence and 441.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

Exhibit 3.3

We were advised on 24 March 2004 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 19 March 2004 @ $49.5298 per ADS under the Company's US dividend reinvestment plan:-



Mr. E.B. Davis, Jr    52.0894 ADSs
                      (equivalent to approximately 313 Ordinary shares)



Mr. C.F. Knight       130.2967 ADSs
                      (equivalent to approximately 782 Ordinary shares)



Dr. W.E. Massey       39.7747 ADSs
                      (equivalent to approximately 239 Ordinary shares)

Exhibit 3.4

We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 16 March 2004 @ GBP4.45750 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan:-

Dr. A.B. Hayward             18 shares
Mr. J.A. Manzoni             16 shares
Mr. R. L. Olver              19 shares

and on 16 March 2004 @ GBP4.48746 per share, as a result of reinvestment of dividends on shares held through the BP Group Participating Share Scheme:-

Dr. A.B. Hayward              3 shares

Exhibit 3.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26th March 2004


BP p.l.c. announces that on 25th March 2004, it purchased for cancellation 4,450,000 ordinary shares at prices between 434.00 pence and 439.00 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c.   Tel : 020 7496 4717

Exhibit 3.6

We were today advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 15 March 2004 @ GBP4.5099 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-



Dr. A.B. Hayward                       458 shares

Mr. J.A. Manzoni                       448 shares

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 5 April 2004                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary